SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                                  .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)
Date:	July 29, 2003	By:	/s/ John Bennett

		[Print]	Name: John Bennett Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Invites You to Join Its
Second Quarter 2003 Results Investor Call

Oakville, Ontario, July 17, 2003 — Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, invites you to listen to its conference call via a live teleconference on Friday, July 25th, 2003 at 14:00 Eastern Time. In conjunction with Bennett Environmental’s second quarter 2003 earnings release, senior management will discuss the quarter’s financial and operating results.

Date:	Friday, July 25th, 2003

Time:	14:00 Eastern Time

Dial In Number:	1-888-295-1311

If you are unable to participate in the live teleconference, a rebroadcast will be made available on Bennett Environmental’s website at:

http://www.bennettenv.com/cgi/investor

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

For Immediate Release

Bennett Environmental Announces Q2 Results

Profit and Revenues Increased From Last Year

Oakville, Ontario, July 24, 2003 — Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, announces a Q2 profit of $3,083,870 or $0.18 per fully diluted share on revenue of $13,369,587. Compared to the same quarter last year, the Company significantly increased its profit from $1,119,145 or $0.06 per share on revenue of $7,405,649.

“Given the weather related challenges of record rainfall levels in the northeast US which impacted the steady flow of shipments, I am pleased with the results we achieved in the quarter”, said John Bennett, Chairman and CEO of Bennett Environmental. “We have significantly exceeded our operational and financial results from a year ago, nearly doubling sales levels and tripling earnings and we are well on our way to having our best year yet. It is obvious that our corporate strategy of accelerated sales volumes and strategic positioning of the Company in the market announced at our annual general meeting are having the desired impact on profitability.”

Mr. Bennett added, “With shipments from Resolution Island and Saglek Labrador in the Canadian North, Phase II and Phase III from the Federal Creosote project in New Jersey and shipments from a large electrical manufacturer in Canada along with several other smaller projects, our treatment facility already has 10,000 tonnes housed in our new St. Ambroise, Que., storage facility. This volume is growing steadily and, in addition to operating the plant at full capacity starting in Q3 this year, we expect to have 40,000 tonnes in storage by the end of the year, and enough to carry us through the traditionally weather-sensitive winter months and spring shipping seasons. “

Recent Bennett announcements include:

•	The Company currently has $272 million of contracts in backlog representing approximately 400,000 tonnes of soil. These contracts include soil from Phase II and Phase III of the Federal Creosote Superfund project in New Jersey, clean-ups from DEW line (distant early warning) sites in the Canadian north, scheduled shipments from the recently announced 5-year agreement with a major electrical manufacturer, Canadian Government contracts in Eastern Canada, US Government TERC contracts (Total Environmental Restoration Contracts) and several additional projects throughout Canada and the United States.

•	The new storage facility at our Saint Ambroise, Quebec facility was completed in mid-June and is now accepting shipments. This additional storage will give the Company the ability to store the growing backlog of orders and to dry and optimally blend the soil to more efficiently treat the materials. We expect to have 40,000 tonnes in storage by the end of this year.

For Immediate Release

•	The Government of New Brunswick is completing its review of our permit application to construct a high temperature soil treatment facility to be located near the Port of Belledune in northeastern New Brunswick and will be the key tenant in the Renviro environmental industrial park. Approval is expected shortly. Construction on this $20 million project is anticipated to start in August and full production is expected by early Q2 2004.

•	The Company’s current backlog of contracts is expected to keep both its existing and new plants full for the next several years allowing for the healthy growth in revenues and earnings to continue for the foreseeable future.

The Company reiterates that it is confident in achieving the previously stated financial guidance of Cdn. $70 — $75 million (U.S. $50 — $53 million) in revenue and Cdn. $1.20 — $1.30 (U.S. $0.85 — $0.92) in earnings per share. This represents a further 50% increase in sales revenue and a 70% increase in earnings over 2002 record levels.

Results of Operations

Bennett Environmental had a Q2 profit of $3,083,870 or $0.18 per fully diluted share versus a profit of $1,119,145 or $0.06 per share in the corresponding period last year. Revenues were $13,369,587 in the quarter versus $7,405,649 for Q2 2002. On a year-to-date basis profits are $6,178,567 or $0.36 per fully diluted share on revenues of $25,419,700. Compared to the first 6 months of last year, profit was $4,780,251 or $0.28 per share on revenues of $20,238,779.

The Company’s operating costs of $6,503,884 for the second quarter, were higher than the $3,914,177 for the same period last year and reflect the higher plant utilization in the quarter. In total, 13,000 tonnes of soil were processed in the quarter compared to 8,000 tonnes for the same period last year. So far this year nearly 29,000 tonnes has been thermally treated. Administrative and business development costs of $1,691,262 for the quarter were higher than the $1,196,827 incurred in Q2 2002 due to the significant increases in sales and marketing effort this quarter versus the same period last year.

The Company’s cash position has decreased slightly in the quarter due to working capital and capital spending demands with cash on hand of $10,505,182 at June 30 2003, down by $940,470 from March 31, 2003. Cash balances are reduced by $3,179,193 from $13,684,375 at the end of the same period last year. Receivables balance of $16,163,636 is up from the $12,505,945 outstanding at the end of December 31 2002 and reflects the higher level of sales activity late in the quarter versus Q4 2002 and a high level of receivables due from the Government of Canada as part of the negotiated payment schedule on the Saglek Labrador project. The Company’s net working capital position at March 31 2003 increased to $21,613,551 from the net working capital position of $18,206,207 at December 31, 2002. During the quarter the Company invested $1,924,069 in new plant and equipment at the Saint Ambroise treatment facility, primarily for the construction of a significantly larger soil storage building, which will enhance the Company’s ability to service its customers and reduce the Company’s dependence on timely customer shipments.

For Immediate Release

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the company’s control. Discussions of the various factors that may affect future results are contained in the company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
As at June 30, 2003 with comparative figures
As at December 31, 2002

	June 30	December 31
	2003	2002

	(unaudited)
Assets
Current assets
Cash and cash equivalents	$10,505,182	$19,267,639
Accounts receivable	16,163,636	12,505,945
Work-in-progress	267,699	411,051
Prepaid expenses and other	2,440,854	1,177,214

	29,377,371	33,361,849
Investment	851,395	851,395
Property Plant and Equipment	16,866,666	14,263,408
Other assets	3,817,655	3,261,384
Goodwill	646,638	646,638

	$51,559,725	$52,384,674

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$5,766,630	$7,978,096
Income taxes payable	863,916	$5,862,523
Current portion of long-term debt	1,133,274	1,315,023

	7,763,820	15,155,642
Future income tax liability	945,738	895,738
Long-term debt	488,060	829,434
Shareholders’ equity
Share capital	24,561,681	23,882,001
(Common shares outstanding 16,745,189 (2002 - 16,508,739))
Retained Earnings	17,800,426	11,621,859
	42,362,107	35,503,860

	$51,559,725	$52,384,674

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars)
For the Six-Month Period Ended June 30, 2003 with comparative figures for the Six-Month Period Ended June 30, 2002, and the Three-Month Period Ended June 30, 2003 with the comparative figures for the Three-Month Period Ended June 30, 2002

	6 months		3 months

	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$25,419,700	$20,238,779	$13,369,587	$7,405,649
Interest and other income	333,831	378,808	65,551	188,776

	25,753,531	20,617,587	13,435,138	7,594,425
Expenses
Operating costs	11,677,955	9,173,278	6,503,884	3,914,177
Administration and business development	3,480,587	2,957,877	1,691,262	1,196,827
Amortization	847,209	609,787	406,034	285,013
Foreign exchange	481,319	386,128	265,653	386,128
Interest expenses	50,921	121,219	14,207	84,509

	16,537,991	13,248,289	8,881,040	5,866,654
Earnings before income taxes	9,215,540	7,369,298	4,554,098	1,727,771
Income tax expense
Current	2,986,973	2,380,905	1,356,801	457,425
Future	50,000	208,142	113,427	151,201

	3,036,973	2,589,047	1,470,228	608,626
Net earnings	6,178,567	4,780,251	3,083,870	1,119,145
Retained Earnings (Deficit), beginning of period	11,621,859	(144,817)	14,716,556	3,516,289
Retained Earnings, end of period	$17,800,426	$4,635,434	$17,800,426	$4,635,434

Basic earning per share	$0.37	$0.30	$0.18	$0.07

Fully diluted earnings per share	$0.36	$0.28	$0.18	$0.06

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
For the Six-Month Period Ended June 30, 2003 with comparative figures for the Six-Month Period Ended June 30, 2002, and the Three-Month Period Ended June 30, 2003 with the comparative figures for the Three-Month Period Ended June 30, 2002

	6 months		3 months

	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
CASH PROVIDED BY (USED IN):
Operations
Net earnings	$6,178,567	$4,780,251	$3,083,870	$1,119,145
Items not involving cash
Amortization	847,209	609,787	406,034	285,013
Stock-based compensation	—	18,113	—	18,113
Shares issued for services rendered	2,840	—	2,840	—
Future income taxes	50,000	208,142	113,427	151,201

	7,078,616	5,616,293	3,606,171	1,573,472
Change in non-cash operating working capital
Accounts receivable	(3,657,691)	4,844,717	(1,570,341)	3,983,287
Work-in-progress	143,352	1,599,250	197,039	1,103,434
Prepaid expenses and other	(1,263,640)	(472,798)	173,773	386,301
Accounts payable and accrued liabilities	(2,211,466)	(1,733,083)	15,203	(362,950)
Income taxes payable	(4,998,607)	774,228	(871,852)	61,354

	(11,988,052)	5,012,314	(2,056,178)	5,171,426
Financing Activities
Repayments of long-term debt	(523,123)	(446,229)	(259,731)	(96,476)
Share capital, issued for cash	676,840	2,592,593	188,126	1,667,118

	153,717	2,146,364	(71,605)	1,570,642
Investing Activities
Investments	—	(440,000)	—	—
Purchase of capital assets	(3,450,467)	(733,052)	(1,924,069)	(255,357)
Increase in other assets	(556,271)	(957,624)	(494,789)	(711,257)

	(4,006,738)	(2,130,676)	(2,418,858)	(966,614)
Increase (Decrease) in cash and cash equivalents	(8,762,457)	10,644,295	(940,470)	7,348,926
Cash and cash equivalents, beginning of period	19,267,639	3,040,080	11,445,652	6,335,449

Cash and cash equivalents, end of period	$10,505,182	$13,684,375	$10,505,182	$13,684,375